EMI

RECEIVED

2007 AUG 15 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

9th August, 2007.

Attn: Filing Desk - Stop 1-4

07025988

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th August 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) under Rule 8.1 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 1st August 2007, advising of the dealing by a wholly owned subsidiary of EMI Group plc (the Offeree), EMI Group EBT (Guernsey) Ltd, the beneficial owner of 2,237,855 EMI Group plc Ordinary Shares of 14p each, or 0.2759% of the issued share capital;

(b) an announcement, dated 2nd August 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 30th July 2007, held 87,748,726 shares, being 10.82% of the shares in issue;

(c) an announcement, dated 2nd August 2007, confirming that ABN AMRO Bank N.V London Branch has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2007, held 82,610,109 shares, being 10.18% of the shares in issue;

(d) an announcement, dated 2nd August 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 31st July 2007, held 99,619,733 shares, being 12.28% of the shares in issue;

(e) an announcement, dated 3rd August 2007, confirming that UBS AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2007, held 89,771,774 shares, being 11.06% of the shares in issue;

(f) an announcement, dated 3rd August 2007, confirming that Lehman Brothers International (Europe) has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2007, held 33,447,620 shares being 4.12% of the shares in issue;

(g) an announcement, dated 3rd August 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2007, held 95,616,335 shares, being 11.79% of the shares in issue;

(h) under the Disclosure Rules and Transparency Rules of the FSA, the Company's first Interim Management Statement for the 18-week period from 1st April to 6th August 2007;

(i) an announcement, dated 6th August 2007, confirming that UBS AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 2nd August 2007, held 79,681,282m shares, being 9.82% of the shares in issue; and,

(j) an announcement, dated 7th August 2007, confirming that Deutsche Bank AG and its subsidiaries have decreased their voting rights such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED

AUG 22 2007

THOMSON FINANCIAL

Yours faithfully,

dlw 8/16

C. L. CHRISTIAN
Deputy Secretary

Encs.

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Rule 8.1 - EMI Group plc
Released	11:37 01-Aug-07
Number	PRNUK-0108

FORM8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	EMI Group EBT (Guernsey) Limited (beneficial owner) Barfield Nominees Limited (regis owner)
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares, each of 14 penc value ('Ordinary Shares')
Date of dealing	31 July 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Sh
	Number (%)	Number
(1) Relevant securities	2,237,855 Ordinary Shares (0.2759%) (Zero (0%) on completion of the Offer (as defined below))	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	2,237,855 Ordinary Shares (0.2759%) (Zero (0%) on completion of the Offer (as defined below))	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: N/A	Long	Sh
	Number (%)	Number
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per un 5)
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opt pai rec uni 5)

N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per applicabl 5)
Tendering acceptance of the offer made on 30 May 2007 by Maltby Limited for the entire issued and to be issued share capital of EMI Group plc (the 'Offer')	Tendering acceptance of the Offer in respect of 2,237,855 Ordinary Shares	Offer pri pence ste Ordinary

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached?	(Note 9) NO
Date of disclosure	1 August 2007
Contact name	John Symons
Telephone number	+44 1481 745703
Name of offeree/offeror with which associated	Offeree: EMI Group plc
Specify category and nature of associate status (Note 10)	(1) Beneficial owner is a wholly-owned subsidiary of offeree, EMI Group plc

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:53 02-Aug-07
Number	PRNUK-0208

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30-07-2007
6. Date on which issuer notified:	01-08-2007
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	71,713,601	71,713,601	78,473,772	78,473,772	n/a	9.67	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	2,750,000	0.34
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.01
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

87,748,726 10.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:20 02-Aug-07
Number	PRNUK-0208

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01-08-2007
6. Date on which issuer notified:	02-08-2007
7. Threshold(s) that is/are crossed or reached:	10.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:26 02-Aug-07
Number	PRNUK-0208

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31-07-2007
6. Date on which issuer notified:	02-08-2007
7. Threshold(s) that is/are crossed or reached:	12%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:20 03-Aug-07
Number	PRNUK-0308

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01-08-2007
6. Date on which issuer notified:	02-08-2007
7. Threshold(s) that is/are crossed or reached:	11.06%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of votin rights

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:59 03-Aug-07
Number	PRNUK-0308

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01-08-2007
6. Date on which issuer notified:	02-08-2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirec

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:45 03-Aug-07
Number	PRNUK-0308

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01-08-2007
6. Date on which issuer notified:	03-08-2007
7. Threshold(s) that is/are crossed or reached:	12%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	90,344,779	90,344,779	90,091,381	90,091,381	n/a	11.11	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	147,000	0.01
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

95,616,335 11.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:31 06-Aug-07
Number	PRNUK-0608

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	02-08-2007
6. Date on which issuer notified:	06-08-2007
7. Threshold(s) that is/are crossed or reached:	9.82%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of votin rights

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:25 07-Aug-07
Number	PRNUK-0708

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	Yes

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	n/a
6. Date on which issuer notified:	07-08-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	14,029,976	14,029,976	Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc

020-7795-7317

Ref: 82-

END

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EMI

RECEIVED

2007 AUG 15 A 11:2?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

8th August, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th August 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 25th July 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 20th July 2007, held 91,434,585 shares, being 11.27% of the shares in issue;
(b) an announcement, dated 25th July 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 23rd July 2007, held 83,351,604 shares, being 10.28% of the shares in issue;
(c) an announcement, dated 27th July 2007, confirming that UBS AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 24th July 2007, held 111,056,793 shares, being 13.69% of the shares in issue;
(d) an announcement, dated 27th July 2007, confirming that Deutsche Bank AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 25th July 2007, held 32,979,976 shares, being 4.07% of the shares in issue;
(e) an announcement, dated 30th July 2007, confirming that UBS AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 26th July 2007, held 98,132,906 shares, being 12.10% of the shares in issue;
(f) an announcement, dated 31st July 2007, confirming that Lehman Brothers International (Europe) has increased its voting rights such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 26th July 2007, held 29,235,945 shares being 3.6% of the shares in issue;
(g) an announcement, dated 31st July 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 811,110,576; and,
(h) an announcement, dated 31st July 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 27th July 2007, held 80,988,555 shares, being 9.99% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:35 25-Jul-07
Number	PRNUK-2507

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20-07-2007
6. Date on which issuer notified:	24-07-2007
7. Threshold(s) that is/are crossed or reached:	11%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	71,439,363	71,439,363	82,159,631	82,159,631	n/a	10.13	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	2,750,000	0.34
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.0181
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

91,434,585 11.27%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:17 25-Jul-07
Number	PRNUK-2507

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23-07-2007
6. Date on which issuer notified:	25-07-2007
7. Threshold(s) that is/are crossed or reached:	11%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	82,159,631	82,159,631	74,076,650	74,076,650	n/a	9.13	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	2,750,000	0.34
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.01
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

83,351,604 10.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

Ref: 82-373

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:36 27-Jul-07
Number	PRNUK-2707

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24-07-2007
6. Date on which issuer notified:	26-07-2007
7. Threshold(s) that is/are crossed or reached:	13.69%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of votin rights

		Direct	Indirect	Direct	Indir	
GB0000444736	109,347,681	109,347,681	111,056,793	95,646,793	n/a	11.79

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,000,000	0.25
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	4,010,000	0.49
Option	21-09-2007	n/a	2,400,000	0.30
Option	21-09-2007	n/a	5,000,000	0.62

Total (A+B)

Number of voting rights	% of voting rights
111,056,793	13.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 111,056,793 - 13.69%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Susanne Steyn

15. Contact telephone number: 020-7567-6116

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:38 27-Jul-07
Number	PRNUK-2707

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25-07-2007
6. Date on which issuer notified:	27-07-2007
7. Threshold(s) that is/are crossed or reached:	Direct 3% Aggregate Direct & Indirect 6% and 5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights	% of voting rights

Rights

		Direct		Direct	Indirect	Direct	Indirect
GB0000444736	30,679,218	31,030,236	14,029,976	14,029,976	n/a	1.73	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	09-2007	-	14,950,000	1.85
Call Option	09-2007 OTC	-	4,000,000	0.49

Total (A+B)

Number of voting rights	% of voting rights
32,979,976	4.07

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:53 30-Jul-07
Number	PRNUK-3007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26-07-2007
6. Date on which issuer notified:	30-07-2007
7. Threshold(s) that is/are crossed or reached:	12.10%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of votin rights

			Direct	Indirect	Direct	Indir
GB0000444736	111,056,793	111,056,793	98,132,906	82,722,906	n/a	10.20%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,000,000	0.25
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	4,010,000	0.49
Option	21-09-2007	n/a	2,400,000	0.30
Option	21-09-2007	n/a	5,000,000	0.62

Total (A+B)

Number of voting rights	% of voting rights
98,132,906	12.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 98,132,906 - 12.10%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Susanne Steyn

Director, UBS AG

15. Contact telephone number: 020-7567-6116

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:42 31-Jul-07
Number	PRNUK-3107

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26-07-2007
6. Date on which issuer notified:	30-07-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	Below 3%	Below 3%	29,235,945	26,735,945	2,500,000	3.29%	0.31%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
29,235,945	3.60%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020-7102-1832

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	74,076,650	74,076,650	71,713,601	71,713,601	n/a	8.84	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	2,750,000	0.34
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.01
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

80,988,555 9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

Ref: 82-373

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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END